[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2010	bazoff@luselaw.com

May 6, 2013

VIA EDGAR

Ms. Jessica Livingston

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlantic Coast Financial Corporation (File No. 001-35072)
Proxy Statement on Schedule 14A___________________________

Dear Ms. Livingston:

As discussed with the SEC staff earlier today, I have enclosed with this letter proposed revised disclosure responding to the SEC comment letter dated May 3, 2013. I am attaching only those pages that respond to the comments. Please advise us if you have any further comments or questions relating to the revised disclosure. Atlantic Coast Financial Corporation (the “Company”) intends to file Amendment No. 2 to the Company’s Proxy Statement on Schedule 14A as soon as possible following your preliminary review with a formal response letter and with the requested statement from the Company.

Please contact the undersigned with any questions at (202) 274-2010 or Richard Garabedian of this office at (202) 274-2030.

Sincerely,

/s/ Benjamin Azoff

Benjamin Azoff

Enclosures

would not raise enough capital to comply with the OCC’s capital requirements in the Consent Order and that the proposal may have a low probability of receiving regulatory approval. After considering advice from KBW, the Board of Directors agreed to continue to consider both the potential Bond Street proposal and the recapitalization proposal.

In November 2012, Bond Street submitted a verbal bid of $2.18 per share in cash. After follow-up negotiations with Atlantic Coast Financial and KBW, Bond Street agreed to revise the consideration from $2.18 per share in cash to $3.00 per share in cash plus a CVR based on future asset quality performance during a five-year period up to a maximum of $2.00 per share. Bond Street also asked that its advisors be allowed to conduct legal due diligence of Atlantic Coast Financial.

At Atlantic Coast Financial’s November 2012 Board meeting KBW was asked to evaluate the financial aspects of the Bond Street proposal and the revised recapitalization proposal of the two Atlantic Coast Financial directors. The two Atlantic Coast Financial directors proposed a rights offering with standby commitments which collectively would raise $25.0 million at a proposed rights offering price of $3.00 per share. A majority of the Board expressed concern that the recapitalization proposal had too much execution risk due to the ability of such investors to be approved by regulators in a timely manner and that the amount of capital raised would not be sufficient to return Atlantic Coast Financial to profitability. The Board approved continuing negotiations with Bond Street, and requested that its legal counsel seek the input of regulators as to the feasibility of receiving regulatory approval for proposed investors in a rights offering. In late November 2012, Bond Street’s counsel submitted a draft definitive agreement to Atlantic Coast Financial’s counsel, and the parties began to negotiate the terms of the definitive agreement.

On December 17, 2012, KBW and Atlantic Coast Financial’s legal advisors met with Atlantic Coast Financial’s Board of Directors to present an overview of the strategic alternatives process,the current proposal by Bond Street and the rights offering recapitalization proposal for evaluation. The Bond Street proposal remained $3.00 per share in cash plus a CVR based on future asset quality performance during a five-year period up to a maximum of $2.00 per share. The proposed rights offering recapitalization plan consisted of a stock offering to current stockholders with standby commitments that collectively would raise $25.0 million at a proposed rights offering price of $3.00 per share. The proposal identified current stockholders believed to be willing to purchase shares for $15.0 million and indicated that standby investors would purchase shares for an additional $10.0 million. At the Board’s request, KBW analyzed the Bond Street proposal in relation to the impact of the proposed rights offering, including an anyalsis by an investment banker representing the two directors who proposed the rights offering. KBW noted several flaws with the assumptions on which the rights offering was based such as an offering price that was above the current market price, pricing assumptions that were too high for the disposal of non-performing assets and assuming the recapture of the deferred tax asset which was considered unlikely by Atlantic Coast Financial’s tax advisors under U.S. tax law based upon the proposed structure of the rights offering. In addition, KBW noted that the rights offering would not raise enough capital to meet Atlantic Coast Bank’s Consent Order. The Board was also presented with a rebuttal to KBW’s analysis of the rights offering recapitalization plan by the investment banker representing the two directors who made the proposal. Atlantic Coast Financial’s legal counsel then explained the potential execution risks and extended timing relating to obtaining regulatory approval for standby purchasers to participate in a rights offering due to the Federal Reserve rules regarding acting in concert and the control of a savings and loan holding company. Concerns were raised that the group of investors might have relationships which could limit their ability under banking regulations to purchase the amount of stock being proposed without undergoing a lengthy regulatory review process in which there could be no assurance that the investors would receive regulatory approval of the proposed purchases. Atlantic Coast Financial’s legal counsel also reviewed the terms of the merger agreement with the Board. The two Board members who proposed the rights offering questioned the viability of the CVR and requested an additional 60 to 90 days to further review the rights offering recapitalization plan. A discussion among the Atlantic Coast Financial Board of Directors followed with respect to the rights offering recapitalization proposal. When asked about the potential for a negative reaction by Bond Street if the Atlantic Coast Financial Board of Directors decided to evaluate the recapitalization plan for an additional 60 to 90 days, KBW expressed uncertainty to the Board as to whether Bond Street would entertain such a delay. After further discussion and evaluation, the Atlantic Coast Financial Board of Directors voted 7-2 in favor of pursuing the Bond Street merger proposal believing that the Bond Street proposal represented the best prospect of enhancing stockholder value. A majority of the Board believed that the rights offering recapitalization proposal contained too much risk due to the flaws noted in KBW’s financial analysis of the proposal, the potential legal

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impediments and the time it would take to resolve any potential regulatory issues and that the recapitalization plan would not raise enough capital to meet Atlantic Coast Bank’s Consent Order. The Board was not persuaded by the rebuttal to KBW’s analysis of the rights offering recapitalization plan by the investment banker representing the two directors who made the proposal.

On January 3, 2013, Bond Street filed a letter application with the Federal Reserve Bank of Atlanta to request permission to enter into an agreement with Atlantic Coast Financial to acquire more than 10% of Atlantic Coast Financial’s common stock. Federal regulations prohibit the acquisition of more than 10% of a savings and loan holding company’s equity securities for a period of three years following a mutual-to-stock conversion without prior Federal Reserve Board written approval. On February 21, 2013, the Federal Reserve Bank of Atlanta approved Bond Street’s request allowing it to enter into a merger agreement with Atlantic Coast Financial.

At the January 28, 2013 Atlantic Coast Financial Board meeting, Atlantic Coast Financial’s legal counsel reviewed the terms of the Bond Street merger agreement with the Board. One director again proposed that the Board delay the Bond Street transaction for an additional 60 to 90 days to further review the rights offering recapitalization plan. The Atlantic Coast Financial Board of Directors voted 7-2 in favor of continuing to pursue the Bond Street merger proposal based on the risks identified at the December 2012 Board meeting relating to the rights offering recapitalization plan. Another director proposed that the Bond Street proposal and the rights offering recapitalization plan be conducted on parallel paths. This proposal failed by a 5-4 vote due to the belief of the majority of the Board that to proceed on multiple paths at this point in the process could jeopardize the Bond Street transaction.

In February 2013, after additional discussions with Atlantic Coast Financial and KBW, Bond Street revised the consideration in the proposed merger agreement to $5.00 per share in cash, consisting of: (i) $3.00 payable upon closing; and (ii) $2.00 to be held in an escrow account and payable subject to the satisfaction of certain conditions. The escrowed funds would be payable to Atlantic Coast Financial stockholders following final resolution of all stockholder claims that are brought within one year following the closing of the merger, and would be reduced by the payment, if any to Bond Street of an amount necessary to cover any losses incurred in connection with such claims, net of payments received under insurance policies covering such losses.

On February 25, 2013, the Atlantic Coast Financial Board of Directors met with KBW and its legal advisors to review and discuss the revised terms of the proposed merger agreement. Counsel to Atlantic Coast Financial reviewed with the Board the new terms of the proposed merger agreement. Representatives of KBW discussed financial analyses and a fairness opinion analysis regarding the proposed transaction. After a discussion regarding the merger agreement and the transaction, including the matters set forth in “—Opinion of Atlantic Coast Financial’s Financial Advisor,” KBW rendered an oral opinion (subsequently confirmed in writing) to Atlantic Coast Financial that the merger consideration to be paid by Bond Street to the holders of Atlantic Coast Financial common stock in connection with the merger was fair to Atlantic Coast Financial from a financial point of view. After further discussion, and taking into consideration the factors described under “—Atlantic Coast Financial’s Reasons for the Merger and Recommendation of the Board of Directors,” the Board of Directors determined that the proposed merger with Bond Street presented the best opportunity for enhancing stockholder value. Accordingly, the Board of Directors determined that the merger was advisable and in the best interests of Atlantic Coast Financial and its stockholders, and it approved the merger agreement by a vote of 7-2. Following the approval and adoption by Atlantic Coast Financial’s Board of Directors on February 25, 2013, the parties executed the Merger Agreement. The following day, the parties publicly announced the transaction by issuing a press release.

Following the announcement of the merger transaction, ongoing discussions between the management of Bond Street, KBW and the management of Atlantic Coast Financial continued regarding the terms of the Merger Agreement, and in particular, the escrowed merger consideration. On April 22, 2013, the Board of Directors of Bond Street approved an amendment to the Merger Agreement to eliminate the escrowed merger consideration. On April 22, 2013, the Atlantic Coast Financial Board of Directors met to review and discuss the amendment to the Merger Agreement. The Board of Directors determined that the amendment to the Merger Agreement was in the best interests of Atlantic Coast Financial and its stockholders, and it approved the amendment to the Merger Agreement by a vote of 7-2. Following the approval by Atlantic Coast Financial’s Board of Directors on April 22, 2013, the the expected significant dilution to stockholders who do not participate in any contemplated rights offering;

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•	the merger price to be paid to Atlantic Coast Financial stockholders in relation to the market value, book value and earnings per share of Atlantic Coast Financial common stock;

•	the contacts and discussions between Atlantic Coast Financial and numerous potential investors and potential acquirers over 14 months, and the Board of Directors’ belief that a transaction with Bond Street offered the best transaction available to Atlantic Coast Financial and its stockholders;

•	the structure of the merger and the financial and other terms of the Merger Agreement;

•	the historical market prices of Atlantic Coast Financial common stock such as the conversion offering price of $10.00 per share on February 3, 2011, the trading price of $0.87 per share on November 25, 2011, the day prior to the announcement of the beginning of the strategic alternatives review process, the trading price of $2.25 per share on August 17, 2012, the day Bond Street executed a confidentiality agreement with Atlantic Coast Financial to begin due diligence on the merger and the trading price of $3.54 per share on February 25, 2013, the day prior to the announcement of the merger;

•	the impact of the merger on the depositors, employees, customers and communities served by Atlantic Coast Financial; and

•	the opinion delivered to the Atlantic Coast Financial Board of Directors by KBW that, as of the date of the opinion and based upon and subject to the considerations set forth in its opinion, the merger consideration is fair, from a financial point of view, to holders of Atlantic Coast Financial common stock.

The Atlantic Coast Financial Board of Directors also considered potential risks, uncertainties and disadvantages associated with the merger in connection with its deliberations of the proposed transaction, including:

•	the risk that the terms of the Merger Agreement, including provisions relating to the payment of a termination fee under specified circumstances, although required by Bond Street as a condition to its willingness to enter into a Merger Agreement, could have the effect of discouraging other parties that might be interested in a transaction with Atlantic Coast Financial from proposing such a transaction;

•	the risk that Bond Street might not be able to receive regulatory approval;

•	that the comparable metrics of fee income/operating revenue ratio, efficiency ratio, loans/deposits and nonperforming assets/loans +OREO of Atlantic Coast Financial each were outside of the range of the peer group chosen by KBW in its selected company analysis; and

•	that the core deposit premium (discount) was less than the minimum of the comparable range in KBW’s analysis of selected transactions.

The Board of Directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached a majority consensus that the merger was in the best interests of Atlantic Coast Financial and its stockholders. In reaching its determination to approve and recommend the transaction, Atlantic Coast Financial’s Board of Directors looked at the totality of the information presented to it and did not assign any relative or specific weights to any of the individual factors considered, and individual directors may have given different weights to different factors. The Board of Directors considered these factors as a whole, including the potential risks, uncertainties and disadvantages associated with the merger, and overall considered the benefits of the merger to be favorable and outweigh the potential risks, uncertainties and disadvantages of the merger. The Board did not give any additional weight to the core deposit premium (discount) which was less than the minimum of the comparable range in KBW’s analysis of selected transactions due to Atlantic Coast Financial’s overall financial condition and the impact of the high cost, fixed rate debt on Atlantic Coast Financial’s ability to market itself to potential acquirers. It should be noted that this explanation of the Board of Directors’ reasoning and

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